VIA EDGAR AND EMAIL

December 2, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:     Kathleen Collins, Accounting Branch Chief
Office of Information Technologies and Services

Re:    Web.com Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 8-K furnished November 3, 2016
File No. 000-51595

Ladies and Gentlemen:

This letter is being submitted in response to comments (the “Comments”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated November 4, 2016, with respect to the above-referenced reports. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience we have incorporated into this response letter in bold and italics.

Form 10-K for Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 23

1.
We note that you no longer disclose customer churn rates. Please tell us why you no longer believe disclosure of your churn rate is a key indicator of your operating performance. Please tell us what the quarterly churn rate was for each quarter subsequent to March 31, 2015. Refer to Section III.B.1 of SEC Release No. 33-8350.

Response:

The Company acknowledges the Staff's comment. In late 2015, the Company engaged in a conversation with its Board of Directors, its advisors, and certain of its investors, relating to this issue and whether there was a better measure that could be used to promote understanding of the Company's business. As a result of those discussions, the Company began disclosing subscriber retention on a trailing twelve-month basis which presents the inverse measure of customer churn and reflects how many customers continue to remain subscribers. We concluded that this new measure provides additional insight over a longer period of time and is a more comparable metric utilized by many companies in the Company's peer group. In addition, the retention rate provides insight into the Company's churn rate over a twelve-month period. While the Company continues to internally monitor the quarterly churn rate, as Section III.B.1 of SEC Release No. 33-8350 states:

There is therefore a larger and more up-to-date universe of information, financial and non-financial alike, that companies have and should evaluate in determining whether disclosure is required. This situation presents companies with the challenge of identifying information that is required to be disclosed or that promotes understanding, while avoiding unnecessary information overload for readers by not disclosing a greater body of information, just because it is available, where disclosure is not required and does not promote understanding.

Thus, the Company concluded that eliminating the churn rate reduced unnecessary information in favor of a better measure, consistent with SEC Release No. 33-8350.

The Company's quarterly churn rates (for the periods requested by the Staff) are shown below:

Customer Churn Rates for the Quarter Ended
June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016
1.14%	1.17%	1.13%	1.36%	1.34%	1.38%

2.
Please tell us your consideration to disclosing how you define a subscriber for the purpose of calculating your key business metrics. For example, clarify whether you consider multiple subscriptions for a single user as separate subscriptions or one subscription. Refer to Section III.B of SEC Release No. 33-8350.

Response:

The Company acknowledges the Staff's comment. For purposes of calculating its key business metrics, the Company defines a user with multiple product subscriptions (i.e., with subscriptions of more than one brand or with more than one distinct billing relationship or product subscription) as one subscriber. The Company also defines net subscriber additions in a particular period as the gross number of new subscribers added during the period, less subscriber cancellations during the period and counts as new subscribers only those customers whose subscriptions have extended their subscriptions beyond the free trial period, if applicable.

To clarify how subscriber counts are calculated, the Company added the following language in Part 1, Item 2, of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016:

We define total subscribers as the approximate number of subscribers that, as of the end of a period, are identified as subscribing to our products on a paid basis.  A unique subscriber with subscriptions of more than one brand or with more than one distinct billing relationship or product subscription with us, are counted as one subscriber.  Total subscribers for a period reflects adjustments to add or subtract subscribers as we integrate acquisitions and/or are otherwise able to identify subscribers that meet, or do not meet, this definition of total subscribers.

The Company will include such clarifying language in its future filings.

Results of Operations
Comparison of the results for the year ended December 31, 2015 to the results for the year ended December 31, 2014, page 27

3.
You disclose that subscriber additions are lower as a result of your emphasis towards "higher value subscribers." Please tell us how you define a higher value subscriber as compared to a lower value subscriber, and tell us your consideration to disclosing such information in your filing. Also, given the material impact this shift has had on your net subscriber additions during the period, please tell us what consideration was given to disclosing this metric separately for your high and low value subscribers and discussing the trends in each. Refer to Section III.B.3 of SEC Release No. 33-8350 and Item 303(a)(3)(ii) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment. The intent of the disclosure was to note that the Company had increased its sales and marketing emphasis in sales channels that attract subscribers who are more likely to purchase the Company's higher priced products and de-emphasized investment in other channels that attract subscribers who tend to purchase lower priced products but at higher volume. The Company does not define or measure subscribers as high value or low value, therefore additional disclosures were not considered. In future filings, the Company will refrain from using undefined terms and instead refer to an emphasis on the Company's products that have higher price points.
Consolidated Statements of Comprehensive Income (Loss), page 49

4.
The line item "Cost of revenue" does not appear to include depreciation and amortization expense. Please tell us how you considered the guidance in SAB Topic 11:B in presenting your measure of gross profit.

Response:

The Company acknowledges the Staff's comment. We have historically included the following parenthetical: “(excludes depreciation and amortization, shown separately below)”, in the title "Cost of revenue" in the Company's SEC filings through the Annual Report on Form 10-K for the year ended December 31, 2013. We inadvertently excluded the parenthetical disclosure on the face of the Consolidated Statement of Comprehensive Income (Loss) starting in the Company’s quarterly report for the period ended March 31, 2014, and all subsequent filings.

The Company clarified that the "Cost of revenue" line item excludes depreciation and amortization in its quarterly report on Form 10-Q for the period ended September 30, 2016, and will include this clarification in all future filings with the SEC.

Form 8-K furnished November 3, 2016

Exhibit 99.1

Non-GAAP Financial Measures

5.
We note your non-GAAP effective tax rate for the quarterly period ended September 30, 2016 was 2%. Similarly, your non-GAAP effective tax rate for the years ended 2015, 2014 and 2013 was 2% or less. Your disclosures indicate that you use cash taxes paid for non-GAAP measures primarily due to the magnitude of your historical net operating losses and related deferred tax assets. However it is unclear why these assets would be relevant when determining your non-GAAP net income. Please tell us why you believe the use of a cash tax rate is commensurate with your non-GAAP measure of profitability. Please refer to Question 102.11 of the non-GAAP Compliance and Disclosure Interpretations.

Response:

The Company acknowledges the Staff’s comment. The Company believed that adding back the non-cash changes in deferred tax assets and liabilities for the period was an appropriate adjustment. However, in light of the Staff's comment, the Company will discontinue providing a non-GAAP Net Income measure commencing with its guidance and subsequent reporting for the period ending March 31, 2017. Since the Company previously provided non-GAAP Net Income guidance to the public through the period ending December 31, 2016, the Company will include for the final time in its December 31, 2016 reporting, the non-GAAP Net Income measure in a manner consistent with prior periods, so as to permit investors an opportunity to compare the Company's performance to the guidance previously given. The Company will also provide a statement that the Company will discontinue the use of this measure in all subsequent periods. In the future, the Company plans to continue to guide to and report a non-GAAP Adjusted EBITDA.
* * * * * *

Please direct any comments or questions regarding this filing to the undersigned at (904) 680-6623.
Sincerely,
Web.com Group, Inc.
/s/ Kevin M. Carney________
By:     Kevin M. Carney
Chief Financial Officer

cc:     David Brown, Chief Executive Officer
Matt McClure, Chief Legal Officer
James Fulton, Esq.
Nancy H. Wojtas, Esq.

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